UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HESS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

1185 Avenue of the Americas

New York, N.Y.

10036

(Address of Principal Executive Offices and Zip Code)

Timothy B. Goodell

212-997-8500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure and Report

Item 1.01	Conflict Minerals Disclosure

Hess Corporation (the “Company”) is a leading global independent energy company engaged in the exploration and production of crude oil and natural gas. Less than 0.5% of the Company’s global revenue in 2013 was derived from the sale of products that contained Conflict Minerals.

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Item 1.02

The Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. A copy of the Company’s Conflict Minerals Report may be found at www.hess.com/investors.

Section 2 – Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report of Hess Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 30, 2014.

HESS CORPORATION
(Registrant)

By:	/s/ Timothy B. Goodell, SVP and General Counsel

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